                       UNITED STATES BANKRUPTCY COURT
                     EASTERN DISTRICT OF NORTH CAROLINA
                              RALEIGH DIVISION

IN RE:                                  CASE NO.  93-01365-5-ATS

ROSE'S STORES, INC.,                    CHAPTER 11
(TAX ID #56-0382475),

          Debtor
____________________________


                ORDER AUTHORIZING INCREASED COMPENSATION OF
         (i) KATHY M. HURLEY, SENIOR VICE PRESIDENT, MERCHANDISING;
           (ii) JEANETTE R. PETERS, SENIOR VICE PRESIDENT, CHIEF
           FINANCIAL OFFICER; AND (iii) GEORGE T. BLACKBURN, II, VICE PRESIDENT, REAL ESTATE, GENERAL COUNSEL, AND SECRETARY


     THIS MATTER is before the Court upon the "Motion for Order Authorizing Increased Compensation of (i) Kathy M. Hurley, senior vice president, merchandising; (ii) Jeanette R. Peters, senior vice president, chief financial officer; and (iii) George T. Blackburn, II, vice president, real estate, general counsel, and secretary" (the "Motion"), filed by Rose's Stores, Inc., debtor and debtor-in-possession in the above-captioned case (the "Debtor"), pursuant to Local Bankruptcy Rule No. 4002.3(b)(1), EDNC. Notice having been provided to creditors and parties in interest and no objections having been filed, and having reviewed the Motion, the Court hereby finds as follows:
     1. The Debtor filed for relief under chapter 11 of the Bankruptcy Code on September 5, 1993 (the "Petition Date"). Since that time, the Debtor has been operating as a debtor in possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

     2.   The Debtor currently operates a chain of one hundred and thirteen
(113) discount retail stores, known as "Rose's." The stores are located in ten (10) states across the Mid-Atlantic and Southeast.
A.   Kathy M. Hurley, Senior Vice President, Merchandising
     3. Effective November 11, 1994, Rob Gruen resigned from his position as senior vice president, merchandising. At the time of his resignation, Mr. Gruen was paid an annual base salary of $228,000.00 and an annual automobile allowance of $5,528.00.
     4. With the approval of the board of directors, the Debtor promoted Kathy M. Hurley to the position of senior vice president, merchandising. Ms. Hurley came to Rose's in 1992 as vice president, general merchandise manager for the softlines division. She has nearly 24 years experience in the retail industry and, before joining Rose's, served in a key management position with Weathervane Stores. Her background also includes management positions at Gold Circle, Montgomery Ward, Service Merchandise, Hechts and Lane Bryant. Ms. Hurley holds a bachelor's degree from Ohio University.
     5. Prior to her promotion to senior vice president, merchandising, Ms. Hurley directed the merchandising functions for the softlines division (including apparel for women, men, boys, girls, fashion accessories, jewelry and cosmetics) and the domestics division. Ms. Hurley was paid an annual base salary of $170,000.00.

     6. The Debtor believes that Ms. Hurley is the candidate best qualified to replace Mr. Gruen due to her experience in the merchandising industry, her proven record of success at the Debtor and her familiarity with the operations and merchandising strategy of the Debtor. In the Motion, the Debtor requested an order authorizing it to compensate Ms. Hurley for her services as senior vice president, merchandising with an annual base salary of $200,000.00 and an automobile allowance of $5,528.00. Ms. Hurley would also be eligible to receive the standard employee benefits awarded to the officers of the Debtor.
     7. Ms. Hurley's salary is approximately $28,000.00 less than that originally approved by this Court for Mr. Gruen. Further, the Debtor does not intend to fill the position vacated by Ms. Hurley as a result of her promotion. Accordingly, through the promotion of Ms. Hurley, the Debtor will save approximately $198,000.00 per year.
B.   Jeanette R. Peters, Senior Vice President, Chief Financial  Officer

     8. On August 19, 1994, George L. Jones resigned from his position with the Debtor as president and chief executive officer. Subsequently, the board of directors elected R. Edward Anderson to the position of president and chief executive officer. Prior to his promotion, Mr. Anderson held the position of executive vice president, chief financial officer and was paid an annual base salary of $270,000.00 and an annual automobile allowance of $5,528.00.

     9. With the approval of the board of directors, the Debtor promoted Jeanette R. Peters to the position of senior vice president, chief financial officer. Ms. Peters joined Rose's in 1983 as manager of financial planning. She also served as senior manager of financial planning and senior financial analysis manager. Ms. Peters graduated from the Virginia Polytechnic Institute with a bachelor of science degree in accounting. She became a certified public accountant wile working for the accounting firm of Peat, Marwick & Mitchell Co.
     10. Prior to her promotion to chief financial officer, Ms. Peters' job responsibilities included accounting and financial reporting and control functions, such as sales and inventory audit, accounts payable, payroll processing, tax, financial analysis and financial reporting. Her annual base salary was $96,700.00. In her new position, Ms. Peters' job responsibilities will include supervising company finances, accounting information systems, and assets protection.
     11. The Debtor believes that Ms. Peters is the candidate best qualified to replace Mr. Anderson due to her experience and familiarity with the Debtor's finances. In the Motion, the Debtor requested an order authorizing it to compensate Ms. Peters for her services as senior vice president, chief financial officer with an annual base salary of $150,000.00 and an annual automobile allowance of $5,528.00. Ms. Peters would also be eligible to receive the standard employee benefits awarded to the officers of the Debtor.

     12. Ms. Peters' salary is approximately $120,000.00 less than that originally approved by this Court for Mr. Anderson. Further, the Debtor does not intend to fill the position vacated by Ms. Peters as a result of her promotion. Accordingly, through the promotion of Ms. Peters, the Debtor will save approximately $216,000.00 per year.
C. George T. Blackburn, II, Vice President, Real Estate, General Counsel and Secretary

     13. Prior to the Petition Date, the Debtor's vice president of real estate resigned. Lois S. Williams, senior manager, real estate, assumed the majority of the responsibilities performed by the former vice president. In August, 1994, Ms. Williams resigned from her position.
     14. With the approval of the board of directors, the Debtor has assigned the title and responsibilities of vice president, real estate to George T. Blackburn, II, in addition to his other responsibilities. Mr. Blackburn joined Rose's as vice president, general counsel in 1991 and was elected secretary of the corporation in February 1993. Before joining Rose's, he was a partner in the law firm of Perry, Kittrell, Blackburn and Blackburn of Henderson, North Carolina where he served for over 12 years as legal counsel for Rose's. He completed undergraduate studies and received his Juris Doctorate degree from the University of North Carolina at Chapel Hill. Prior to his promotion, Mr. Blackburn was paid an annual base salary of $77,000.00.

     15. As vice president, real estate, Mr. Blackburn's job responsibilities will include the supervision and reconciliation of the claims filed by the lessors of non-residential real property in the pending chapter 11 case. Due to his close involvement in the case, he is the person with the most knowledge about these claims and, thus, is the individual best suited to assume these responsibilities, as well as the other duties associated with the position.
     16. In the Motion, the Debtor requested an order authorizing it to compensate Mr. Blackburn for his services as vice president, real estate, general counsel and secretary with an annual base salary of $100,000.00. Mr. Blackburn would continue to be eligible to receive the standard employee benefits awarded to the officers of the Debtor.
     17. If approved, Mr. Blackburn's salary would increase by only $23,000.00 per year which is small in comparison to the numerous job responsibilities associated with his three positions and his critical involvement in the chapter 11 case. Further, this increase in salary is much less than the annual salary previously paid to Ms. Williams who performed similar job responsibilities. Thus, the Debtor will actually save money by promoting Mr. Blackburn.
     NOW, THEREFORE, for good cause shown, the Court hereby orders that the Debtor is authorized to increase the compensation of (i) Kathy M. Hurley to an annual base salary of $200,000.00 per year plus an annual automobile allowance of $5,528.00 for her services as senior vice president, merchandising; (ii) Jeanette R. Peters to an annual base salary of $150,000.00 plus an annual automobile allowance of $5,528.00 for her services as senior vice president, chief financial officer; and (iii) George T. Blackburn, II, to $100,000.00 for his services as vice president, real estate, general counsel and secretary.
Dated:  December 15, 1994
                              /s/ A. Thomas Small
                              UNITED STATES BANKRUPTCY JUDGE